UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Ambarella, Inc.

(Exact name of the registrant as specified in its charter)

Cayman Islands	001-35667	98-0459628
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3101 Jay Street, Santa Clara, California		95054
(Address of principal executive offices)		(Zip code)

Michael Morehead, General Counsel (408) 734-8888

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1—Conflict Minerals Disclosure

ITEM 1.01 – Conflicts Minerals Disclosure and Report

Ambarella, Inc. (“Ambarella”) is a fabless semiconductor provider of low-power, high-definition (HD) video compression and image processing semiconductor solutions. Ambarella’s system-on-a-chip (SoC) solutions are used in a variety of HD cameras, including IP security cameras, wearable sports cameras and automotive video camera recorders. In addition, Ambarella’s’ video compression SoCs also are used in television broadcasting equipment.

Ambarella has determined that “conflict minerals” are necessary to the functionality or production of its products. Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. As a fabless semiconductor company, during 2013, Ambarella contracted for the manufacture of products containing conflict minerals but did not directly manufacture products containing conflict minerals.

Ambarella conducted a “reasonable country of origin inquiry” regarding conflict minerals used in its products. That reasonable country of origin inquiry was designed to determine whether conflict minerals present in Ambarella products originated in the Democratic Republic of the Congo or an adjoining country (collectively defined as the “Covered Countries”) or arose from recycled or scrap sources.

After exercising due diligence applying guidance from the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011), Ambarella has concluded that it is unable to conclusively determine whether its products contain conflict minerals that originated in any of the Covered Countries or arose from recycled or scrap sources.

ITEM 1.02 – Exhibits

The Conflict Minerals Report for the calendar year ended December 31, 2013 is filed as Exhibit 1.02.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit No.	Description

1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AMBARELLA, INC.

Date: June 2, 2014	By:	/s/ Michael Morehead
Michael Morehead
General Counsel